SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of April, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated April 15, 2021 announcing Extension of Consent Fee Deadline under the Lock-Up Agreement dated March 27, 2021

Extension of Consent Fee Deadline under the Lock-Up Agreement dated March 27, 2021

LONDON, Apr. 15, 2021 (GLOBE NEWSWIRE) — Ferroglobe PLC (NASDAQ: GSM) (the “Company”) refers to the Company’s release on March 28, 2021 regarding the lock-up agreement dated March 27, 2021 (the “Lock-Up Agreement”) between the Company and certain financial stakeholders.

The Company is pleased to announce that holders of over 92% by value of the 9.375% Senior Notes due 2022 issued by the Company and Globe Specialty Metals, Inc (the “2022 Senior Notes”) have signed or acceded to the Lock-Up Agreement. At over 92%, the current level of support exceeds the threshold required to proceed by way of a scheme of arrangement and is close to the level required to implement the transaction by way of an exchange offer.

In light of this, the Company has agreed an extension of the Consent Fee Deadline to 5 p.m. (New York) / 10 p.m. (London) on Monday April 19, 2021 in order to allow holders of the 2022 Senior Notes that have not yet acceded to the Lock-Up Agreement to do so.

Holders of the 2022 Senior Notes that have not yet signed the Lock-Up Agreement may contact the Information Agent at ProjectFox@glas.agency to access further information relating to the transaction and for details of how to accede to the Lock-Up Agreement

Noteholders may only become eligible for the 1% Early Cash Consent Fee (or, to the extent the transaction is implemented using an Exchange Offer and Covenant Strip, the 2% Early Equity Fee) by signing the Lock-Up Agreement and holding 2022 Senior Notes that became locked-up notes on or prior to the Consent Fee Deadline of
5 p.m. (New York) / 10 p.m. (London) on Monday April 19, 2021

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

No offer

This press release is not an offer to sell or a solicitation of an offer to buy or exchange or acquire securities in the United States or in any other jurisdiction. The securities referenced in this press release may not be offered, sold, exchanged or delivered in the United States absent registration or an applicable exemption from the registration requirement under the U.S. Securities Act of 1933, as amended. This press release is not directed at, or intended for distribution, publication, availability to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction, where such distribution, publication, availability or use would be contrary to law or regulation, or which would require any registration or licensing within such jurisdiction.

Summary only

This press release is intended as a summary only, and holders of 2022 Senior Notes should refer to the additional details of the terms of the New $40 Equity, the New $60m Notes and the Reinstated $350m Notes set forth in the Company’s press release on March 28, 2021, and the detailed terms set out in the Lock-Up Agreement.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)